UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Fairmarket, Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    305158107
                                    ---------
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------
                    (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                             and Communications)


                                   May 7, 2002
                                   -----------
                      (Date of Event Which Requires Filing
                              of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

      Introduction. This Amendment No. 1 amends and supplements the Schedule 13D, dated February 25, 2002 (the "Schedule 13D"), filed with the Securities and Exchange Commission by JHC Investment Partners, LLC, musicmaker.com, Inc., Jewelcor Management, Inc. and Barington Companies Equity Partners, L.P., with respect to the common stock, $.001 par value of Fairmarket, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 500 Unicorn Park Drive, Woburn, Massachusetts 01801.

      Item 4 of the Schedule 13D, "Purpose of the Transaction," is amended by adding the following:

      As announced by press release on May 9, 2002, as of May 7, 2002, the Company and the Reporting Persons, among others, entered into a Settlement and Standstill Agreement whereby (1) the Company agreed to enlarge the Company's Board of Directors from four to five and appoint Joseph R. Wright, Jr. to fill the vacancy resulting therefrom, (2) musicmaker.com, Inc. agreed to withdraw its Stockholder Nomination (as defined in that Agreement) and refrain from contesting the election of directors at the Company's 2002 annual meeting and
(3) the Company and the Reporting Persons, among others, agreed to resolve all matters between them, including those matters at issue in or with respect to the Stockholder Nomination.

      Item 7 of the Schedule 13D, "Materials to be Filed as Exhibits," is amended by adding the following:

      3. Settlement and Standstill Agreement dated as of May 7, 2002, by and between Fairmarket, Inc. and Barington Capital Group, L.P., Barington Companies Equity Partners, L.P., JHC Investment
            Partners, LLC, Jewelcor Management, Inc. and musicmaker.com, Inc.


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



                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this
Schedule 13D--Amendment No. 1 is true, complete and correct.

Dated:  May 24, 2002

                        JHC INVESTMENT PARTNERS, LLC
                        By Barington Capital Group, L.P., its Managing Member By LNA Capital Corp., its General Partner


                        By /s/ James A. Mitarotonda
                          -----------------------------------------
                        Name: James A. Mitarotonda
                        Title: Chief Executive Officer



                        MUSICMAKER.COM, INC.



                        By /s/ James A. Mitarotonda
                          -----------------------------------------
                        Name: James A. Mitarotonda
                        Title: President and Chief Executive Officer



                        JEWELCOR MANAGEMENT, INC.



                        By /s/ Seymour Holtzman
                          -----------------------------------------
                        Name: Seymour Holtzman
                        Title: Chairman and Chief Executive Officer



                        BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                        By Barington Companies Investors, LLC, its general partner


                        By /s/ James A. Mitarotonda
                          -----------------------------------------
                        Name: James A. Mitarotonda
                        Title: President and Chief Executive Officer


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